N E W S R E L E A S E

TALISMAN ENERGY ANNOUNCES TWO APPALACHIA WELLS WITH EXPECTED INITIAL PRODUCTION CAPABILITY OF 30 MMCF/D

CALGARY, Alberta - February 1, 2007 - Fortuna Energy Inc., a wholly owned subsidiary of Talisman Energy Inc., has started production from a prolific gas well and recently tested high rates from a second well in the Appalachian Basin of New York State. Initial production from the two wells combined is expected to be approximately 30 mmcf/d (gross sales gas).

The Hulett K 1 well was drilled vertically, then steered horizontally across a newly defined graben structure within the Upper Black River formation. Fortuna has a 68.306 % interest in this well and is the operator. The well is currently flowing at 15 mmcf/d (gross sales gas) with a flowing pressure of 2800 psi.

The second well, Dzybon A 1 was recently tested at rates of 6 mmcf/d with a flowing pressure of 2800 psi and initial production from this well is also expected to be in the range of 15 mmcf/d (gross sales gas). The Dzybon A 1 well was also drilled horizontally in the Upper Black River formation and, based on measured pressures, has encountered a new graben structure. Fortuna has a 98.455% interest and is the operator. Pipeline construction is expected to commence after all regulatory approvals are obtained, with production planned for the second quarter of 2007.

Fortuna Energy Inc. has an active exploration and development program planned for 2007 with a budget of US$120 million and the Company plans to drill or participate in 25 Trenton Black River wells. Fortuna is currently producing 112 mmcf/d.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

04-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: expected initial production rates, business plans for drilling, exploration and development; business strategy, plans and budgets; the estimated amounts and timing of capital expenditures, the estimated timing of new development, including new production; the anticipated schedule for pipeline construction; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
  risks and uncertainties involving geology of oil and gas deposits;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing and changes in capital markets;
  changes in general economic and business conditions;
  the possibility that government policies or laws may change or governmental/regulatory approvals may be delayed or withheld; and
  the Company’s ability to implement its business strategy.
We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review.  Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.